Item
77D
DWS
Large
Compan
y
Growth
Fund (a
series of
the
DWS
Investm
ent
Trust)

Effective January 17, 2008, the fund revised its investment strategy to include the following:

The fund may also invest up to 20% of its assets in stocks and other securities of companies not publicly traded in the United
States.

In addition, modifications were made to the fund's stock selection approach. "Fundamental company research" was modified as follows:

Fundamental company research. The managers look for individual companies with a history of above-average growth, strong competitive positioning, and attractive prices relative to potential growth, sound financial strength and effective management, among other factors. The fund will invest in companies that are highly rated by the Advisor's internal analysts on its proprietary research platform. These recommendations will be supplemented by the managers when appropriate. While fundamental research will remain as the primary means of security selection, quantitative analysis will also be used to supplement the selection process and assist in portfolio optimization and risk control.



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